Filed by: Fidelity Hereford Street Trust

Pursuant to Rule 425 under the Securities Acts of 1933 and

deemed filed under Rule 14a-12(b) under the Securities Exchange Act of 1934.

Subject Company: Fidelity Newbury Street Trust

SEC File No. 002-78458 and 811-03518

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Back Office Ops_MM Changes_InvestmentPolicy_MergersLaunches_720237.eR.DOC

<date>

Operational Update

You may have received a communication from us dated March 5, 2015, advising you that the Board of Trustees has approved a change in the investment policy of certain money market mutual funds in order to meet new regulatory requirements. Several Fidelity money market funds are included in these changes. These funds will continue to be managed in the same manner they have always been, and the shareholders do not need to take any action. Fidelity has updated the funds' prospectuses to reflect the investment policy changes, and has communicated this information to shareholders.

We also announced that Fidelity is proposing numerous money market fund mergers across our prime, government, U.S. Treasury and municipal product lines. You may review the fund information for these mergers on pages 2 and 3.

Further, Fidelity will be launching six (6) new classes of existing Fidelity money market funds. Please read further for more details on the upcoming fund launches, mergers, and investment policy changes.

Fund Launches

On April 14, 2015, the following six (6) new classes of existing Fidelity money market funds will be available:

Fund Name	TAX EXEMPT FUND: PREMIUM CLASS	FIDELITY GOVERNMENT MONEY MARKET FUND: CAPITAL RESERVES CLASS	FIDELITY GOVERNMENT MONEY MARKET FUND: DAILY MONEY CLASS	FIDELITY GOVERNMENT MONEY MARKET FUND: PREMIUM CLASS	TREASURY FUND	FIDELITY MONEY MARKET FUND: PREMIUM CLASS
Fund #	2737	2739	2740	2741	2742	2738
CUSIP	316341403	31617H508	31617H607	31617H706	316341304	31617H805
Trading Symbol	FZEXX	FZAXX	FZBXX	FZCXX	FZFXX	FZDXX
Tax ID	04-2778692	04-3077012	04-3077012	04-3077012	04-2975775	04-3032131
Min. Initial Investment	$100,000	$1,000	$1,000	$100,000	$2,500	$100,000
Investment Objectives	Seeks to provide as high a level of current income, exempt from federal income taxes, as is consistent with liquidity and stability of principal	Seeks as high a level of current income as is consistent with preservation of capital and liquidity			Seeks to obtain as high a level of current income as is consistent with the preservation of capital and liquidity

Mergers:

Fidelity is proposing money market fund mergers across our prime, government, U.S. Treasury and municipal product lines. The proposed mergers will strengthen and simplify our money market fund product lineup, and make it easier for investors to select a fund or class that meets their need.

The following mergers require shareholder approval: Select Money Market, CMF Prime Fund, and U.S. Government Reserves. Shareholders of the funds received a proxy solicitation to approve the proposed merger on or about March 20, 2015. If approved, impacts will include name change, CUSIP/symbol change, and new investment objective. No action is required by Advisors.

Merging Fund Name[1]	Merging CUSIP	Merging Trading Symbol	Merging Fund Number	Acquiring Fund Name[2]	Acquiring CUSIP	Acquiring Trading Symbol	Acquiring Fund Number
Select Money Market	316390814	FSLXX	0085	Fidelity Money Market: Premium Class	31617H805	FZDXX	2738
CMF Prime Fund: Daily Money Class	233809102	FDAXX	0083	Fidelity Government Money Market: Daily Money Class	31617H607	FZBXX	2740
CMF Prime Fund: Capital Reserves Class	650914203	FPRXX	0076	Fidelity Government Money Market: Capital Reserves Class	31617H508	FZAXX	2739
U.S. Government Reserves	316462100	FGRXX	0050	Fidelity Government Money Market: Premium Class	31617H706	FZCXX	2741

1 Current fund will be soft closed (no new investors) prior to the new fund/share class launch - date TBD.

2 New acquiring funds/share classes (Daily Money, Capital Reserves, Retail, and Premium) will be available in April 14, 2015.

The following mergers do not require shareholder approval: AMT Tax-Free Money Fund, CMF Government Fund, and Treasury Money Market Fund. No action is required by the Advisors. Shareholders of the funds have received letters informing them of the changes and merger timeline, as indicated below.

Merging Fund Name	Merging CUSIP	Merging Trading Symbol	Merging Fund Number	Acquiring Fund Name[3]	Acquiring CUSIP	Acquiring Trading Symbol	Acquiring Fund Number	Merger Date
CMF Government: Daily Money Class[1]	316341205	FLFXX	2544	Fidelity Government Money Market: Daily Money Class	31617H607	FZBXX	2740	May 15, 2015
CMF Government: Capital Reserves Class[1]	316341106	FTBXX	2545	Fidelity Government Money Market: Capital Reserves Class	31617H508	FZAXX	2739	May 15, 2015
AMT Tax-Free Money[1]	316448406	FIMXX	0460	CMF Tax-Exempt: Premium Class	316341403	FZEXX	2737	May 15, 2015
Fidelity Treasury Money Market[2]	31617H409	FLTXX	2543	CMF Treasury: Retail Class	316341304	FZFXX	2742	June 19, 2015

1 Current fund will be soft closed (no new investors) prior to the new fund/share class launch - April 24, 2015.

2 Current fund will be soft closed (no new investors) prior to the new fund/share class launch - May 22, 2015.

3 New acquiring funds/share classes (Daily Money, Capital Reserves, Retail, and Premium) will be available in April 2015.

As a result of the mergers, AMT Tax-Free Money Fund, CMF Government Fund, and Treasury Money Market Fund, the merging funds will be closed to new accounts on the following dates:

Merging Fund Name	Soft Close Date (close of Business on)
AMT Tax Free	April 24, 2015
CMF Government Fund: Daily Money Class	April 24, 2015
CMF Government Fund: Capital Reserves Class	April 24, 2015
Fidelity Treasury Fund	May 22, 2015

Investors who own shares in the merging funds on the soft close date may continue to add to their existing fund positions.

Investors who do not own shares of the merging funds on the soft close date generally will not be allowed to buy shares of the fund; however, new fund positions may be opened

[bullet] by participants in most group employer retirement plans (and their successor plans) if the fund had been established (or was in the process of being established) as an investment option under the plans (or under another plan sponsored by the same employer) by the soft close date;

[bullet] for accounts managed on a discretionary basis by certain registered investment advisers that have discretionary assets of at least $500 million invested in mutual funds and have included the fund in their discretionary account program since the soft close date;

[bullet] by a mutual fund or a qualified tuition program for which FMR or an affiliate serves as investment manager, and by a portfolio manager of the fund.

[bullet] These restrictions generally will apply to investments made directly with Fidelity and investments made through intermediaries. Investors may be required to demonstrate eligibility to buy shares of the fund before an investment is accepted.

Additional notes:

[bullet] Change of Ownership (Transfers and Re-registrations) requests for the merging funds can be processed up until the merger dates, provided the request is to transfer the entire account or the transfer request results from a life event such as a death, divorce, or similar circumstance.

[bullet] For omnibus accounts that permit underlying shareholder/participant-level trading, pursuant to existing agreements, it is the firm's or the plan's responsibility to enforce the requirements stated above and in the prospectus.

Investment Policy Change for Fidelity Government and U.S. Treasury Money Market Funds

In July 2014, the U.S. Securities and Exchange Commission (SEC) approved regulatory changes for money market mutual funds. Under the new rules, government money market mutual funds are defined as those investing 99.5% of their total assets in cash, U.S. government securities, and/or repurchase agreements that are collateralized fully. Although Fidelity's U.S. government and Treasury money market funds have historically met this new requirement, the Board of Trustees for these funds has approved updates to their investment policies to reflect the SEC's new definition.

The investment policy change will take effect on or about May 31, 2015.

Which Fidelity funds are impacted?

The impacted funds are listed below. Note: The parent funds are highlighted in bold.

CMA Fund/Class Name	CUSIP	Trading Symbol	Class #	Fund #
Fidelity Cash Management Treasury Fund: Daily Money Class	233809201	FDUXX	58	58
Fidelity Cash Management Treasury Fund: Capital Reserves Class	650914104	FSRXX	77	58
Fidelity Cash Management Treasury Fund: Advisor B Class	233809706	FDBXX	658	58
Fidelity Cash Management Treasury Fund: Advisor C Class	650914401	FDCXX	529	58
FIMM Fund/Class Name	CUSIP	Trading Symbol	Class #	Fund #
Fidelity Institutional Money Market Treasury Only Portfolio: Class I	233809300	FSIXX	680	680
Fidelity Institutional Money Market Treasury Only Portfolio: Class II	233809805	FOXXX	542	680
Fidelity Institutional Money Market Treasury Only Portfolio: Class III	233809888	FOIXX	543	680
Fidelity Institutional Money Market Treasury Only Portfolio: Select Class	192826105	FTYXX	906	680
Fidelity Institutional Money Market Treasury Only Portfolio: Class IV	31607A505	FOPXX	2017	680
Fidelity Institutional Money Market Treasury Only Portfolio: Institutional Class	31607A802	FRSXX	2643	680
Fidelity Institutional Money Market Treasury Portfolio: Class I	316175504	FISXX	695	695
Fidelity Institutional Money Market Treasury Portfolio: Class II	316175835	FCEXX	600	695
Fidelity Institutional Money Market Treasury Portfolio: Class III	316175884	FCSXX	696	695
Fidelity Institutional Money Market Treasury Portfolio: Class IV	31607A406	FTVXX	2016	695
Fidelity Institutional Money Market Treasury Portfolio: Select Class	192826204	FTUXX	911	695
Fidelity Institutional Money Market Treasury Portfolio: Institutional Class	31607A885	FRBXX	2644	695
Fidelity Institutional Money Market Government Portfolio: Class I	316175108	FIGXX	57	57
Fidelity Institutional Money Market Government Portfolio: Class II	316175850	FCVXX	604	57
Fidelity Institutional Money Market Government Portfolio: Class III	316175603	FCGXX	657	57
Fidelity Institutional Money Market Government Portfolio: Select Class	192826303	FGEXX	918	57
Fidelity Institutional Money Market Government Portfolio: Institutional Class	31607A703	FRGXX	2642	57
Fund/Class Name	CUSIP	Trading Symbol	Class #	Fund #
Fidelity Government Money Market Fund	31617H102	SPAXX	458	458
Retirement Government Money Market Portfolio	316191709	FGMXX	631	631
Fidelity Treasury Only Money Market Fund	31617H300	FDLXX	415	415

Do these changes affect how the funds are managed?

No. Each fund has historically purchased only U.S. government or Treasury securities, and repurchase agreements for those securities, depending on a fund's particular principal investment strategy.

Do these changes require shareholder approval?

No. The investment policy changes will take effect on or about May 31, 2015, allowing for 60 days' prior notice to shareholders, in accordance with each fund's name test policy. We will communicate to shareholders and supplement each fund's prospectus prior to the effective date. No action from shareholders is required.

The new investment policy for each fund is subject to change only upon 60 days' prior notice to shareholders.

Why is Fidelity taking this action now?

Although SEC rules set an October 2016 date to comply with the new definition for government funds, Fidelity wants investors to understand that our U.S. government money market mutual funds, including our U.S. Treasury and U.S. Treasury Only money market mutual funds, already meet the SEC's new definition.

More Information

Information regarding these changes can be found in each fund's prospectus. To obtain a prospectus, log onto Fidelity.com or Advisor.Fidelity.com or call Fidelity or your investment professional.

NOTE: Please do not respond to this email, which was sent from an unmonitored inbox.

An investment in a money market fund is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. Although the fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the fund. Interest rate increases can cause the price of money market securities to decrease.

This information is not complete and may be changed. Fidelity may not sell these securities until the registration statements filed with the Securities Exchange Commission are effective. This information is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Channel	Phone	Fax	Hours of Operation Monday through Friday Eastern Time
Bank Trust/TPA/Insurance/RIA	877-836-4829	877-297-2953	8:30 a.m-5:30 p.m. ET
Dealer Services Support	800-221-9923	888-321-7352	8:30 a.m-5:00 p.m. ET
DC Investment Only	800-898-7928	800-974-9175	8:30 a.m.-5:00 p.m. ET

For Home Office Use Only

Fidelity Investments Institutional Operations Company, Inc.

100 Salem Street, Smithfield, RI 02917

720237.1.0

15-028_03 16 15_MM ProxyV3.doc

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[top left header NATIONAL FINANCIAL appears in white font with a green background.]

Important Notice : 15-028 Fidelity Money Market Proxy Mailings
Distribution Date: March 16, 2015 Effective Date: March 16, 2015 Questions, contact: Your Relationship Manager	Audience: CIO CCO COO Broker/Advisor Customer Mailing Required: Proxy materials mailed by fund company Categories: Risk & Regulatory Impacts: Mutual Funds, Operations/Service
Action Required: No
Summary

As communicated in Alert 15 A-03, on January 30, 2015, Fidelity Investments announced the first set of proposed changes to their money market mutual funds, which are designed to align their product offerings to best meet investors' future cash investment needs. As a result, shareholders of several Fidelity Money Market funds (list below) will receive proxy statements that are mailing today, March 16, 2015. See list of impacted funds below, as well as a copy of the proxy Q&A.

Description

Conversion of Fidelity Prime Money Market Funds to Government Money Market Funds - - Shareholders of the funds will receive proxy solicitations to approve the proposed conversions from a prime fund to a government fund. Fidelity funds proposing to convert are: Fidelity Cash Reserves, VIP Money Market Portfolio and FMMT Retirement Money Market Portfolio

Fund Merger Proposals - Shareholders of several Fidelity funds will receive proxy solicitations to approve proposed mergers. Fidelity funds merging are: Select Money Market Fund, Cash Management Funds (CMF): Prime Fund, and U.S. Government Reserves.

What this may mean for your firm

If approved by shareholders, name and symbol/CUSIP changes may be required. National Financial will provide ongoing communication and support to help correspondents navigate such changes. In addition, customer applications and online account opening tools will be updated to reflect such changes. NF will communicate specific timelines for such work in the coming weeks.

Key points

  Fidelity proxy statements mailed to shareholders on March 16, 2015 as communicated in Alert 15A-03

  List of impacted funds below and proxy Q&A attached

  New CUSIPs / symbols should be available in early April, 2015

Client action required and next steps	No action required by correspondents / intermediaries but shareholders of the fund will receive standard proxy materials.
Related links

  See Alert 15A-03 for initial January 30, 2015 communication regarding Fidelity Money Market changes

  See Alert 15A-05 for February 19, 2015 Fidelity Money Market shareholder mailings for mergers that do not require shareholder approval.

  See Proxy Q&A for additional information.

200 Seaport Boulevard Z2K, Boston, MA 02210

National Financial Services LLC, Member NYSE, SIPC

For broker-dealer use only. Not for distribution to the public as sales material in any form.

Dates are subject to change.

Screenshots are for illustrative purposes only.

The content provided herein is general in nature and is for informational purposes only. This information is not individualized and is not intended to serve as the primary or sole basis for your decisions as there may be other factors you should consider. National Financial does not provide advice of any kind.

Third party marks are the property of their respective owners; all other marks are the property of FMR LLC.

710021.1.0 Page 1 of 2

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Conversion of Fidelity Prime Money Market Funds to Government Money Market Funds - require shareholder approval:

List of impacted funds	Current Fund Name	Current Symbol	Proposed New Name*	Eligible for Core Sweep	Record Date / Customer Mailing	Meeting Date	Anticipated Effective Date
	Fidelity Cash Reserves	FDRXX	Fidelity Government Cash Reserves	Yes	March 16, 2015	May 12, 2015	Q4 2015
	FMMT Retirement Money Market Portfolio	FRTXX	FMMT Retirement Government Money Market II Portfolio	Position Only	March 16, 2015	May 12, 2015	Q4 2015
	VIP Money Market Portfolio	FAVMM	VIP Government Money Market Portfolio	Position Only	March 16, 2015	May 12, 2015	Q4 2015

* If approved, each of the funds' symbols and CUSIPs will remain the same.

Fund Merger Proposals - require shareholder approval:

List of impacted funds	Current Fund Name	Current Symbol	Acquiring Fund*	Eligible for Core Sweep	Record Date / Customer Mailing	Meeting Date	Anticipated Merger Date
	Select Money Market	FSLXX	Fidelity Money Market Premium Class	Position Only	March 16, 2015	May 12, 2015	Nov 2015
	CMF Prime Fund: Daily Money Class	FDAXX	Fidelity Government Money Market: Daily Money Class	Core	March 16, 2015	May 12, 2015	Nov 2015
	CMF Prime Fund: Capital Reserves Class	FPRXX	Fidelity Government Money Market: Capital Reserves	Core	March 16, 2015	May 12, 2015	Nov 2015
	U.S. Government Reserves	FGRXX	Fidelity Government Money Market: Premium Class	Position Only	March 16, 2015	May 12, 2015	Nov 2015

* If approved, impact will be name change, CUSIP/symbol change, and new investment objective.

200 Seaport Boulevard Z2K, Boston, MA 02210

National Financial Services LLC, Member NYSE, SIPC

For broker-dealer use only. Not for distribution to the public as sales material in any form.

Enhancements and deployment dates are subject to change.

Screenshots are for illustrative purposes only.

The content provided herein is general in nature and is for informational purposes only. This information is not individualized and is not intended to serve as the primary or sole basis for your decisions as there may be other factors you should consider. National Financial does not provide advice of any kind.

Third party marks are the property of their respective owners; all other marks are the property of FMR LLC.

710021.22.0 Page 2 of 2

November Plan Sponsor Notification (Cover Letter) (Draft).docx

To: Responsible Named Fiduciary or Plan Administrator

From: Fidelity Investments ("Fidelity")

Re: Merger of Fidelity® U.S. Government Reserves into the Fidelity® Government Money Market Fund,

Merger of Fidelity® Select Money Market Portfolio into the Fidelity® Money Market Fund and the

Merger of Prime Fund - Daily Money Class into the Fidelity® Government Money Market Fund

In July 2014, the U.S. Securities and Exchange Commission issued new regulations for money market mutual funds. Since the rules have been released, we have spent significant time reviewing the rules and listening to our customers' preferences. As part of Fidelity's continued efforts to address these new requirements, meet our customers' needs and simplify and strengthen our money market mutual fund product line, we are contacting you with information about the merger of Fidelity® U.S. Government Reserves, Fidelity® Select Money Market Portfolio and Prime Fund - Daily Money Class ("Merging Fund") into the Fidelity® Government Money Market Fund, Fidelity® Money Market Fund and Fidelity® Government Money Market Fund ("Successor Fund"), respectively.

[For clients with email addresses]

A special meeting of shareholders of the Fidelity funds mentioned above will be held on May 12, 2015, to seek shareholder approval to merge each Merging Fund into its corresponding Successor Fund (the "Merger").The Merging Fund is an investment in the plan(s) listed in the email transmittal (the "Plan"). Unless you provide alternative direction to Fidelity by July 2, 2015, the Merger will be reflected in the Plan as described below. For more information about the Merger please click here (provide hyperlink to supplemental information)

[For clients without email addresses]

A special meeting of shareholders of the Fidelity funds mentioned above will be held on May 12, 2015, to seek shareholder approval to merge each Merging Fund into its corresponding Successor Fund (the "Merger")..The Merging Fund is an investment in the plan(s) listed below (the "Plan"). Unless you provide alternative direction to Fidelity by July 2, 2015, the Merger will be reflected in the Plan as described below. For more information about the Merger please see the enclosed letter to Merging Fund shareholders.

Plan Name	Plan Number

Beginning on or about November 6, 2015, or as soon as administratively feasible thereafter (the "Merger Date"), subject to any required approval, the Merging Fund expects to merge into the Successor Fund as reflected below:

Merging Fund	Ticker	Successor Fund	Ticker	Merger Date (Appr)
Fidelity® Select Money Market Portfolio	FSLXX	Fidelity® Money Market Fund	TBD	November 6, 2015
Prime Fund - Daily Money	FDAXX	Fidelity® Government Money Market Fund	TBD	November 13, 2015
Fidelity® U.S. Government Reserves	FGRXX	Fidelity® Government Money Market Fund	TBD	November 20, 2015

As a result, after the close of trading on the New York Stock Exchange (normally 4 p.m., Eastern Time) on the Merger Date:

1. The Successor Fund will be added as an investment option in the Plan. If the Merging Fund was a frozen (i.e. closed to new monies) investment option in the Plan, the Successor Fund will also be frozen.

2. Participants' balances in the Merging Fund will be transferred to the Successor Fund.

3. Pending exchanges and future loan repayments and contributions otherwise directed to the Merging Fund will be redirected to the Successor Fund.

4. The Merging Fund will be eliminated as an investment option in the Plan; and

5. The applicable recordkeeping, services and/or trust agreement for the Plan is deemed to be amended to reflect the Merger.

If you wish to map balances in the Merging Fund to an existing investment option in the Plan in lieu of the Successor Fund, please contact your Managing Director for a sample direction letter and amendment. The completed and signed direction must be received by Fidelity by July 2, 2015.

Prospectus Delivery

An updated prospectus for the Merging Fund, which describes the merger, is electronically available through the Mutual Fund Investment Detail page for the Plan on Fidelity NetBenefits or http://www.fidelity.com/workplacedocuments.

If the prospectus cannot be accessed, it may be obtained by contacting Fidelity.

Notifying Participants about the Merger

Applies to Emerging / Mid / Advisor Plans  (plans that do not have participant communication support from Fidelity)

If the Plan is subject to the Employee Retirement Income Security Act of 1974 ("ERISA"), you may be required to notify all eligible employees and participants of these changes to the Plan's investment options under the ERISA section 404a-5 regulation and/or provide notification to meet other regulatory obligations, including under the ERISA section 404(c)(5) regulation. You are responsible for determining and meeting any applicable requirements.

Fidelity will not deliver participant notifications. However, once available, Fidelity will provide a sample communication that describes the Merger to help facilitate your participant communication efforts.  If the Sponsor delivers a participant communication, consider that employees who become eligible for the Plan on or after that communication date may need to get the communication until the Plan's participant disclosure notice has been updated to reflect this change.

Applies to Strategic / Large / TEM Plans (plans that have participant communication support from Fidelity)

If the Plan is subject to the Employee Retirement Income Security Act of 1974 ("ERISA"), you may be required to notify all eligible employees and participants of these changes to the Plan's investment options under ERISA section 404(a) and related Department of Labor ("DOL") regulations, and/or provide notification to meet other regulatory obligations including under ERISA section 404(c)(5).

If the Plan is subject to ERISA, Fidelity will notify all Plan participants on Fidelity's recordkeeping platform of the Merger, prior to the Merger Date (or as soon thereafter as administratively feasible).

If the Plan is not subject to ERISA, at a minimum Fidelity will notify those Plan participants who are invested in the Merging Fund on the date that Fidelity generates the distribution list.

Employees who become eligible to participate in the Plan on or after Fidelity generates the distribution list for the notice but before the Plan's participant disclosure notice (if applicable) is updated to reflect these changes will not be notified by Fidelity of these changes. Such Participants may need to be informed of these changes by the Plan Sponsor in another manner.

Next Steps

If the changes to the Plan resulting from the Merger as described above are acceptable, no direction from you is required. If you wish to provide direction to Fidelity to process alternatively or if you have any questions, please contact your Managing Director.

Sincerely,

Fidelity Investments

For plan sponsor or investment professional use only

Fidelity Investments Institutional Operations Company, Inc.

IWS Flash Fidelity Proxy Mailings_v2.docx

Fidelity Flash Template for March 16, 2015

Category: Investment Products

Brief Title: Fidelity Money Market Proxy Mailing

Name: [Fidelity Rep Name]

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Full Article

Article: Fidelity Money Market Proxy Mailing

As communicated in the January 30, 2015 Flash Notice, Fidelity Investments announced the first set of proposed changes to their money market mutual funds, which are designed to align their product offerings to best meet investors' future cash investment needs. As a result, shareholders of several Fidelity Money Market funds (list below) will receive proxy statements that are mailing today, March 16, 2015.

Key Points:

[bullet] Fidelity proxies mailed to shareholders of record on March 16, 2015 as communicated in the January 30, 2015 Flash Notice

[bullet] List of impacted funds below and access proxy Q&A in early April, 2015

[bullet] New CUSIPs / symbols should be available

Conversion of Fidelity Prime Money Market Funds to Government Money Market Funds - - Shareholders of each applicable fund will receive a proxy statement asking for their approval of the proposed conversion of their fund from a "prime" fund to a government money market fund. Fidelity is proposing that the following funds be converted to government money market funds: Fidelity Cash Reserves, VIP Money Market Portfolio and FMMT Retirement Money Market Portfolio.

Current Fund Name	Current Symbol	Proposed New Name*	Eligible for Core Sweep	Record Date / Customer Mailing	Meeting Date	Anticipated Effective Date
Fidelity Cash Reserves	FDRXX	Fidelity Government Cash Reserves	Yes	March 16, 2015	May 12, 2015	Q4 2015
FMMT Retirement Money Market Portfolio	FRTXX	FMMT Retirement Government Money Market II Portfolio	Position Only	March 16, 2015	May 12, 2015	Q4 2015
VIP Money Market Portfolio	FAVMM	VIP Government Money Market Portfolio	Position Only	March 16, 2015	May 12, 2015	Q4 2015

* If approved, each of the funds' symbols and CUSIPs will remain the same.

Fund Merger Proposals - Shareholders of certain funds will receive a proxy statement asking for their approval of the merger of their fund into another Fidelity money market fund. Fidelity is proposing that the following funds be merged into other acquiring funds: Select Money Market Fund, Cash Management Funds (CMF): Prime Fund, and U.S. Government Reserves.

Current Fund Name	Current Symbol	Acquiring Fund*	Eligible for Core Sweep	Record Date / Customer Mailing	Meeting Date	Anticipated Merger Date
Select Money Market	FSLXX	Fidelity Money Market Premium Class	Position Only	March 16, 2015	May 12, 2015	Nov 2015
CMF Prime Fund: Daily Money Class**	FDAXX	Fidelity Government Money Market: Daily Money Class	Core	March 16, 2015	May 12, 2015	Nov 2015
CMF Prime Fund: Capital Reserves Class**	FPRXX	Fidelity Government Money Market: Capital Reserves	Core	March 16, 2015	May 12, 2015	Nov 2015
U.S. Government Reserves	FGRXX	Fidelity Government Money Market: Premium Class	Position Only	March 16, 2015	May 12, 2015	Nov 2015

* If approved, impact will be name change, CUSIP/symbol change, and new investment objective.

** May be held as core for small number of accounts via exception.

To help advisors navigate such changes, Fidelity Institutional Wealth Services will provide ongoing communication and support. In addition, customer applications and online account opening tools will be updated to reflect such changes. We will communicate specific timelines for such work in the coming weeks. Please contact your IWS relationship manager if you have additional questions.

For investment professional use only. Not for distribution to the public.

Clearing, custody, or other brokerage services may be provided by National Financial Services LLC, or Fidelity Brokerage Services LLC, Members NYSE, SIPC.

713723.3.0